Exhibit 99.1

EUDA Health Expands into Direct Selling Holistic Wellness Products with Acquisition of CK Health

SINGAPORE, May 6, 2024 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (“EUDA” or the “Company”) (NASDAQ: EUDA), a Singapore-based health technology company that operates a first-of-its-kind Southeast Asian digital healthcare ecosystem, today announced that it will acquire CK Health Plus Sdn Bhd (“CK Health”), a direct seller of holistic wellness consumer products in Malaysia.

Under the terms of the acquisition agreement, EUDA has agreed to acquire the entire issued capital of CK Health for an aggregate share consideration of 10 million newly issued ordinary shares of the Company, valued at US$15 million. The acquisition is expected to close on 8th May 2024, subject to customary closing conditions.

Established in Malaysia in 2023, CK Health is a direct seller of holistic wellness consumer products through its online platform and member network. CK Health’s products leverage non-invasive therapies to make holistic healthcare accessible for everyone using advanced technologies. CK Health has exclusive distribution rights to distribute bioenergy cabins in Malaysia from Guangzhou Beauty Wellness Health Technology Co., Ltd. (“GBHT”) and collagen drinks, supplements, and skincare products in Malaysia, Vietnam, and Indonesia from Guangzhou YOROYAL Medical Technology Co., Ltd. (“Yoroyal”).

To maximize business synergies and capitalize on opportunities created by Southeast Asia’s aging population, EUDA will integrate CK Health’s holistic wellness consumer products into its portfolio of complementary products and services offered alongside its proprietary healthcare solutions platform. Through CK Health, EUDA will license bioenergy cabins to partners such as spas, beauty salons, and confinement centers and will distribute Yoroyal’s consumer products through direct selling, e-commerce platforms, and retail outlets.

Bioenergy cabins represent the fusion of neurobiology and genetics. They offer therapies for pain management and mobility improvement using resonant frequencies associated with individual DNA profiles. Each bioenergy cabin offers real-time biofeedback and adapts their therapies to the user based on neurological responses and genetic predispositions.

Yoroyal’s oligopeptide technology is used in the manufacturing of collagen drinks, supplements, and skincare products. Oligopeptide has been found to improve digestion, reduce inflammation, boost immune systems, and help with weight loss. It is expected to also help reduce cholesterol levels and improve skin health.

Dr. Kelvin Chen, Founder and CEO of EUDA, commented “We’re very excited to announce this acquisition and believe the synergies will create significant growth opportunities for us across the region. CK Health’s portfolio of holistic wellness consumer products directly complement and will strengthen our product and service offerings, further diversifying our revenue streams going forward. Their offerings are also more convenient than some traditional methods of treatment, which carry risks of their own and can be time-consuming making them the ideal choice for many consumers seeking shorter treatment times.”

“The strategy behind this acquisition is to target chronic conditions using noninvasive treatments. Recent studies show that one out of three adults suffer from multiple chronic conditions and in Southeast Asia alone, the countries making up the ASEAN 6 are collectively expected to spend US$740 billion on healthcare by 2025, up sharply from US$420 billion at present. CK Health’s holistic wellness products provide us with an opportunity to tap into this market directly which is expected to create long-term sustainable growth opportunities for us in the future.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited, is a Singapore-based health technology company that operates a first-of-its-kind Southeast Asian digital healthcare ecosystem aimed at making healthcare affordable and accessible, and improving the patient experience by delivering better outcomes through personalized healthcare. The company’s proprietary unified AI platform quickly assesses a patient’s medical history, triages a condition, digitally connects patients with clinicians, and predicts optimal treatment outcomes. EUDA’s holistic approach supports patients throughout all stages of care, including wellness & prevention, urgent care & emergencies, pre-existing conditions, and aftercare services.

Important Information for Investors and Stockholders

This announcement relates to a proposed transaction by EUDA and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward- looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this press release and on current expectations of EUDA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EUDA. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Annual Report filed with the SEC on June 28, 2023. Important factors, among others, that may affect actual results or outcomes include: the inability of the parties to successfully or timely consummate the transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect EUDA or the expected benefits of the transaction, if not obtained; the failure to realize the anticipated benefits of the transaction; matters discovered by EUDA as it complete its due diligence investigation of the other parties; costs related to the transaction; the failure to satisfy the conditions to the consummation of the transaction; the outcome of any legal proceedings that may be instituted against EUDA related to the transaction. Important factors that could cause EUDA’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: EUDA’s ability to manage growth; EUDA’s ability to execute its business plan; EUDA’s estimates of the size of the markets for its products and services; the rate and degree of market acceptance of EUDA’s products and services; EUDA’s ability to identify and integrate acquisitions; potential litigation involving EUDA or the validity or enforceability of intellectual property; and general economic and market conditions impacting demand for EUDA’s products and services.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that EUDA presently know, or that EUDA currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EUDA’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speaks only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors described above. EUDA anticipates that subsequent events and developments will cause their assessments to change. However, while EUDA may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing EUDA’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward- looking statements.

Contact:

Christensen Advisory

Roger Hu

852.2232.3968

roger.hu@christensencomms.com